Exhibit 21.1

Subsidiaries of
Maverick Oil and Gas, Inc.

Name of Subsidiary	State of Incorporation or Organization
Maverick Woodruff County, LLC	Delaware
Maverick Basin Exploration, LLC	Delaware
Maverick Operating, LLC	Texas
Maverick Turner Escalera, LLC	Delaware
Maverick Zapata County, LLC	Delaware
RBE, LLC	Delaware
Maverick Whitewater, LLC	Delaware